 Exhibit 99.2

ALERT: Tariffs Pose No Material Impact to Highway Holdings’ Business

HONG KONG – April 15, 2025 – Highway Holdings Limited (Nasdaq: HIHO, the “Company” or “Highway Holdings”) today confirmed it does not expect a material impact from the recent imposition of higher U.S. tariffs on imports into the U.S. from China. The Company had less than 4% of its total products exported to the U.S. over the last twelve months, with approximately 3% from China and approximately 1% from Myanmar, and the Company has no present dependence on the U.S. market.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “The recent imposition of higher tariffs worldwide by the U.S., and on imports from China in particular, has caused undue concern for our shareholders regarding the impacts on the Company. The reality is that almost all of our revenue is generated from customers in Europe, with less than 4% of our products exported to the U.S. over the last twelve months and no dependence on the U.S. market.”

“The other reality is that higher tariffs on imports from China into the U.S. should help to improve our business in Myanmar, as Chinese companies affected by these tariffs may look to shift production to countries like Myanmar, which has substantially lower tariff rates. As a result, this is a very exciting time because such actions may benefit rather than harm a truly international company such as we are. We hope this helps clarify our unique position for shareholders as they continue to support the company.”

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements., These statements are subject to risks and uncertainties. Such risks and uncertainties include, but are not limited to, economic conditions, tariffs, changes in the global trade environment, competitive pressures, governmental, political and technological factors affecting the company’s revenues, operations, markets factors, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801